UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

CONTENTS

On December 15 2025, Fitell Corporation, or the Company, issued a press release titled “Fitell Corporation Unveils 2FCulinary AI, its first AI-Driven Personal Robot Chef for Personalized Meals”. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated by reference herein.

Share Repurchase Program

Following the announcement of its $3.0 million share repurchase program, or the Program, on December 1, 2025, the Company has established a share repurchase account with Rodman & Renshaw LLC. The Program is expected to commence on December 15, 2025, as authorized by the board of director of the Company on November 27, 2025.

Exhibit No.	Description
99.1	Press Release: Fitell Corporation Unveils 2FCulinary AI, its first AI-Driven Personal Robot Chef for Personalized Meals

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)